Hubbell Incorporated 584 Derby Milford Road P. O. Box 549 Orange, CT 06477-0589 203-799-4100
December 18, 2007

VIA EDGAR

Mr. Perry J. Hindin, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Hubbell Incorporated Definitive 14A filed March 20, 2007 File No. 001-02958

Dear Mr. Hindin:
Hubbell Incorporated (the “Company”) respectfully requests an extension until January 4, 2008 to respond to the comments from the staff of the Securities and Exchange Commission in your letter dated December 5, 2007 to the undersigned regarding the Company’s Proxy Statement which was filed with the Commission on March 20, 2007.
As our counsel, Erica Steinberger of Latham & Watkins LLP, explained during her telephone conversation with you on December 17, 2007, the Company is requesting this extension to allow greater time to obtain the input of its Compensation Committee members regarding the Company’s comment responses. In that conversation, you expressed no objection to this extension request.
Please do not hesitate to contact me by telephone at (203) 799-4230 or Ms. Steinberger at (212)  906-1306 with any questions or comments regarding this correspondence.
Very truly yours,

/s/ Richard W. Davies
Richard W. Davies
Vice President, General Counsel and
Secretary

cc:	Timothy H. Powers Erica H. Steinberger